UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dorman Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258278100

(CUSIP Number)

Sharyn Berman

c/o Dorman Products, Inc.

3400 East Walnut Street

Colmar, PA 18915

(215) 997-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 1 of 7

1	NAMES OF REPORTING PERSONS: Sharyn Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF;OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 159,947
	8	SHARED VOTING POWER 1,708,139
	9	SOLE DISPOSITIVE POWER 159,947
	10	SHARED DISPOSITIVE POWER 1,708,139

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,868,086
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions): IN

[1]	The percentages reported in this Schedule 13D/A are based upon 32,158,608 shares of common stock outstanding as of the close of business on March 17, 2021.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 2 of 7

This Amendment No. 1 to Schedule 13D ( “Amendment No. 1”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dorman Products, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission by Sharyn Berman (the “Reporting Person”), by furnishing the information set forth below. The Reporting Person is filing this Amendment No. 1 to report recent transactions in the Common Stock that have decreased the number of shares of Common Stock that Sharyn Berman may be deemed to beneficially own.

Item 1.	Security and Issuer:

This statement relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 3400 East Walnut Street, Colmar, Pennsylvania 18915.

Item 2.	Identity and Background:

(a) This statement is being filed by the Reporting Person, Sharyn Berman. The filing of this statement shall not be construed as an admission for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that the Reporting Person is the beneficial owner of any securities covered by this statement or that this schedule is required to be filed by such person.

(b) The business address for the Reporting Person is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915.

(c) The Reporting Person is Sharyn Berman, the sister-in-law of Steven L. Berman, the Issuer’s Executive Chairman, and the widow of the late Richard N. Berman, the Issuer’s former Chairman of the Board of Directors and Chief Executive Officer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a resident of the Commonwealth of Pennsylvania and a citizen of the United States of America.

Item 3.	Source and Amounts of Funds and other Consideration:

The shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired with personal funds or acquired through gifts, estate planning or inheritance.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 3 of 7

Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer:

(a)

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,868,086 shares of Common Stock, which represents 5.8% of the Issuer’s Common Stock based upon 32,158,608 shares of Common Stock outstanding as of the close of business on March 17, 2021. The above amount excludes 3,587,545 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below) (other than the shares deemed beneficially owned by the Reporting Person and described in Item 5(b) below), as to all of which shares the Reporting Person disclaims beneficial ownership.

(b)

As of the date hereof, the Reporting Person has sole voting and dispositive power with respect to 159,947 shares of Common Stock, which amount includes: (i) 99,576 shares held directly, (ii) 57,662 shares held by The Richard N. Berman Charitable Remainder Trust (the “CRUT”) and (iii) 2,709 shares held in various custodial accounts. The Reporting Person is the trustee for the CRUT, in which capacity she has sole voting and dispositive power over the shares held by such trust. The Reporting Person is the custodian for the custodial accounts, in which capacity she has sole voting and dispositive power over the shares held by such accounts.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 4 of 7

As of the date hereof, the Reporting Person shares voting and dispositive power with respect to 1,708,139 shares of Common Stock, which amount includes: (i) 1,497,510 shares held by various trusts established by the late Richard N. Berman for the benefit of family members, of which she is the co-trustee with Steven L. Berman (collectively the “Richard N. Berman Trusts with Co-Trustees”); (ii) 202,240 shares held by a marital qualified terminable interest property trust for the benefit of Sharyn Berman, of which she is the co-trustee with Steven L. Berman (the “Sharyn Berman QTIP Trust”); and (iii) 8,389 shares held by The Richard N. Berman Foundation dated March 14, 2011, of which she is the co-trustee with her son, Matthew Berman.

The Reporting Person shares voting and dispositive power with respect to the shares held by the Richard N. Berman Trusts with Co-Trustees and the Sharyn Berman QTIP Trust with her brother-in-law, Steven L. Berman. Steven L. Berman is the Issuer’s Executive Chairman. The business address for Steven L. Berman is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. The Reporting Person shares voting and dispositive power with respect to the shares held by The Richard N. Berman Foundation dated March 14, 2011 with her son, Matthew Berman. Matthew Berman is the President of Cross Country, a supplier of automotive, janitorial and portable sanitation supplies. The business address for Matthew Berman is c/o Cross Country, 855 Hylton Road, Pennsauken, New Jersey 08110. During the last five years, neither Steven L. Berman nor Matthew Berman has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, neither Steven L. Berman nor Matthew Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Steven L. Berman and Matthew Berman are residents of the Commonwealth of Pennsylvania and citizens of the United States of America.

(c)

During the sixty (60) days immediately preceding the filing date of this statement, the Reporting Person, as co-trustee of the Richard N. Berman Trusts with Co-Trustees, approved the disposition of shares of Common Stock in the transactions described below for estate planning and diversification purposes:

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 5 of 7

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock Sold	Price per Share ($)
Richard N. Berman Trusts with Co-Trustees	3/10/2021	Sale - open market transaction executed in reliance on Rule 144 of the Securities Act of 1933, as amended (the “1933 Act”)	4,168	109.40[1]
Richard N. Berman Trusts with Co-Trustees	3/10/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	3,486	110.59[2]
Richard N. Berman Trusts with Co-Trustees	3/10/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	9,344	111.44[3]
Richard N. Berman Trusts with Co-Trustees	3/10/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	1,002	112.19[4]
Richard N. Berman Trusts with Co-Trustees	3/10/2021	Sale -block trade executed in reliance on Rule 144 of the 1933 Act	166,668	99.00
Richard N. Berman Trusts with Co-Trustees	3/11/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	20,337	106.23[5]
Richard N. Berman Trusts with Co-Trustees	3/11/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	133	107.00
Richard N. Berman Trusts with Co-Trustees	3/11/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	114	108.00
Richard N. Berman Trusts with Co-Trustees	3/12/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	23,652	105.73[6]
Richard N. Berman Trusts with Co-Trustees	3/12/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	215	106.07[7]
Richard N. Berman Trusts with Co-Trustees	3/15/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	16,073	103.46[8]
Richard N. Berman Trusts with Co-Trustees	3/15/2021	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	1,927	104.05[9]

1.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $109.05 to $110.03, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

2.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $110.07 to $111.05, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

3.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $111.09 to $112.05, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

4.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $112.09 to $112.56, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

5.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.00 to $106.98, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

6.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.03 to $106.01, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

7.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.05 to $106.07, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

8.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.00 to $103.99, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

9.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $104.00 to $104.07, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(d)

Other than as discussed in Item 5(b), no other persons, other than the Reporting Person, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Person owns beneficially.

(e)	Not applicable.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006 (the “Shareholders’ Agreement”), among Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a “Shareholder” and together, the “Shareholders”), except as otherwise provided in the Shareholders’ Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted each other Shareholder rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising Shareholders may agree, to purchase shares of Common Stock of the Issuer which any of such Shareholders or, upon their death, their respective estate, proposes to sell to third parties. The Issuer has agreed with the Shareholders that, upon the death of each respective Shareholder, to the extent that any of their shares are not purchased by any of the surviving Shareholders and may not be sold without registration under the 1933 Act, the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased Shareholder. Deanna Berman is Sharyn Berman’s mother-in-law and the spouse of Sharyn Berman’s father-in-law, Jordan S. Berman. Steven L. Berman, Marc H. Berman and Fred B. Berman are Sharyn Berman’s brothers-in-law. The additional Shareholders party to the Shareholders’ Agreement are trusts affiliated with Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman or Fred B. Berman, or each person’s respective spouse or children.

The Shareholders may be deemed to beneficially own in the aggregate 3,587,545 shares of Common Stock (other than the shares of Common Stock deemed beneficially owned by the Reporting Person and described in Item 5(b)), which amount represents 11.2% of the Issuer’s Common Stock based upon 32,169,523 shares of Common Stock outstanding (comprised of (a) 32,158,608 shares of Common Stock outstanding as of the close of business on March 17, 2021 and (b) 10,915 shares of Common Stock issuable upon the exercise of options which may be exercised by one of the Shareholders within 60 days of the date hereof), as to all of which shares the Reporting Person disclaims beneficial ownership.

Other than as indicated in this statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits:

(1) Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2021	/s/ Sharyn Berman
Sharyn Berman

EXHIBIT INDEX

Exhibit No.	Description

(1)	Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)